Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549
Attn: Ernest Greene, Jennifer Thompson

RE:    Atkore Inc.
Form 10-K for the Year Ended September 30, 2025
Filed November 26, 2025
File No. 001-37793

Dear Mr. Greene and Ms. Thompson:

Atkore Inc. (the "Company," "we," or "our"), is submitting this letter in response to the comment letter from the staff (the "Staff") of the Securities and Exchange Commission, dated March 10, 2026, with respect to the Company's financial statements and related disclosures in our Annual Report on Form 10-K (our "Form 10-K") for the fiscal year ended September 30, 2025, filed November 26, 2025. Below is the Company's response. For the convenience of the Staff, we have repeated the Staff's comment in bold before our corresponding response.

Form 10-K for the Year Ended September 30, 2025

Management's Discussion and Analysis of Financial Condition and Results of Operations
Business Factors Influencing our Results of Operations, page 37

1. We note the discussion of economic conditions influencing your operations beginning on page 37. You indicate that you generally sell your products on a spot basis and as such, were exposed to sales prices on your products that decreased faster than the cost of the related raw materials. We further note the analysis of segment results indicates the Electrical segment's average selling price decreased while its input costs increased and the Safety & Infrastructure segment's input costs decreased faster than its selling prices decreased, both of which seem somewhat different from the statement on page 37. Please explain to us in more detail the meaning of the disclosure on page 37 and how it relates to the explanation of changes in segment profitability, and revise future filings to clarify these matters to your investors. Please ensure readers can easily understand how the discussion of trends at the beginning of your MD&A relates to the discussion of trends within the more detailed analysis of results. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350 for guidance.

Company Response: The disclosure referenced on page 37 that states, "We generally sell our products on a spot basis and as such, were exposed to sales prices on our products that decreased faster than the cost of the related raw materials" was intended to convey an aggregated trend at the consolidated level and is reflected in the consolidated net sales and cost of sales explanations, on pages 40 and 41, where we disclose that "Net sales for fiscal 2025 decreased. . .primarily attributed to decreased average selling prices of $381.8 million" and "Cost of sales increased $50.1 million. . .the increase. . .was partially offset by lower input costs of $10.1 million." As the segment discussions are using disaggregated portfolios, the consolidated disclosure on page 37 does not, by definition, in all cases align with the segment disclosures.

In future filings, we will move this discussion regarding spot pricing from the "Economic Conditions" section to the "Raw Materials" section, and we will include a description of the trends of these raw materials and how they impact each reportable segment. We have included an example, italicized below, of what we would expect to disclose in a future filing assuming the facts and circumstances at September 30, 2025 and starting on page 38 after the two paragraphs beginning "Raw Materials. We use a variety of raw materials. . ."

We generally sell our products on a spot basis depending primarily on material type and product specifications. Our reportable segments have varying product portfolios and are subject to pricing inputs unique to their respective portfolios.

The Electrical segment manufactures products using all four primary raw materials described above. The average sales price of PVC products, the largest product category in the Electrical segment, continued to decline during the year as the decrease in the cost of PVC resin began to flatten. Year over year, steel prices were gradually lower, with some mid-year volatility. Copper raw materials costs increased during the year. Additionally, the Electrical segment recognized higher freight costs year over year. Average sales price and margin can be specific to product specifications, but the general trend within the Electrical segment was a decrease in PVC and steel costs offset by higher copper and freight costs.

The Safety & Infrastructure segment manufactures products primarily using steel as its raw material. Additionally, the Safety & Infrastructure segment includes our construction services business in North America. In addition to the decrease in steel year over year, costs related to the construction services business were lower year over year as a result of early completion of projects, positively impacting segment margins.

Critical Accounting Estimates
Indefinite-Lived Intangible Assets and Goodwill Impairments, page 50

2. We note your disclosure that in fiscal 2025 you performed a quantitative impairment assessment for goodwill for your six reporting units. You recorded a goodwill impairment on the Mechanical reporting unit of $18.9 million as a result of this annual impairment test. You also indicated that the fair values of the Conduit & Fittings and EMEA reporting units exceed their respective carrying value, but changes in your valuation assumptions could have resulted in an impairment. However, you do not discuss the results of the remaining three reporting units. Please expand your critical accounting estimates disclosure to indicate whether the fair value substantially exceeds book value for all reporting units at the date of your most recent impairment test. If the fair value substantially exceeded book value for all reporting units, please disclose such information to your readers as we believe it provides them with valuable information in assessing the sensitivity of your goodwill to future impairment. Alternatively, if the fair value of any reporting unit does not substantially exceed book value, identify the reporting unit and disclose the following:
•the percentage by which fair value exceeded carrying value at the date of the most recent test;
•the amount of goodwill allocated to the reporting unit;
•a detailed description of the methods and key assumptions used and how the key assumptions were determined;
•a discussion of the degree of uncertainty associated with the assumptions; and a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please include these expanded disclosures in future filings and provide us with your proposed disclosure as part of your response. Refer to Item 303(b)(3) of Regulation S-K and Section V of SEC Release No. 33-8350 for guidance.

Company Response: In future filings, we will expand our critical accounting estimates disclosure to address all reporting units. We have included an example, italicized below, of what we would expect to disclose in a future filing assuming the facts and circumstances at September 30, 2025 and starting at the paragraph on page 51 beginning with "In fiscal 2025, the Company recorded a goodwill impairment on the Mechanical reporting unit of $18.9 million. . ."

In fiscal 2025, the Company recorded a goodwill impairment on the Mechanical reporting unit of $18.9 million as a result of its annual impairment test. The Company did not record any goodwill impairments in fiscal 2024. In 2023, as a result of the Company's plan to exit operations in Russia and expectation to sell the related business at a loss, the Company recorded a $1.7 million goodwill impairment on the related reporting unit on a relative fair value basis.

As described above, the Company considers each of the income approach, the guideline public company approach and the comparable transaction approach to value the reporting units, with the income approach being the primary valuation method. At the measurement date, the Company had five reporting units with goodwill: Conduit & Fittings, Cable Solutions, Mechanical, Metal Framing North America ("MFNA"), and Europe, Middle East and Africa ("EMEA"). The carrying value of goodwill on each of these reporting units at the measurement date was: Conduit & Fittings $190.5 million,

Cable Solutions $34.6 million, Mechanical $18.9 million, MFNA $33.8 million, and EMEA $36.2 million.

The income approach estimates fair value using discounted future cash flows for a reporting unit primarily using the following major assumptions and inputs: revenue projections and discount rate. The major assumptions and inputs used in estimating discounted cash flows are derived from historical data, various internal estimates and a variety of external sources, which are similar to those used in our business planning and forecasting processes. Our estimates and assumptions are inherently uncertain and may change over time based on operating results, market conditions and other factors that could materially affect the determination of the fair value for each reporting unit.

The major assumptions affecting the estimate of fair value were revenue projections and the discount rate. Revenue projections are most sensitive to a combination of the spread between average selling price of our products and the cost of the related raw materials, product mix, product demand in construction markets, and competitive dynamics. The discount rate is most sensitive to changes in risk-free rates, market risk premiums, and company- and industry-specific risk factors. A decline in end-market demand, increased competitive pressure, sustained unfavorable input cost conditions without offsetting pricing, or an increase in interest rates and market risk premiums could negatively impact these assumptions and result in a lower fair value for the reporting unit.

The Conduit & Fitting reporting unit's estimated fair value exceeded carrying value by over 10% and the EMEA reporting unit's estimated fair value exceeded carrying value by over 20%. As of the measurement date, the estimated fair values of the Cable Solutions and MFNA reporting units substantially exceeded their respective carrying values.

We hope that the foregoing has been responsive to your comments. Please contact James Alvey, Vice President and Chief Accounting Officer, at (708) 915-1522, Dan Kelly, Vice President and General Counsel, at (708) 225-2436, or myself at (708) 225-2124 if you have questions regarding our responses.

Sincerely,

/s/ John M. Deitzer
Vice President and Chief Financial Officer (Principal Financial Officer)

Cc:    Dan Kelly, Vice President and General Counsel, Atkore Inc.
James Alvey, Vice President and Chief Accounting Officer, Atkore Inc.
Paul M. Rodel, Esq., Debevoise & Plimpton LLP
Benjamin Pedersen, Esq., Debevoise & Plimpton LLP